Exhibit 21.1

NEKTAR THERAPEUTICS

SUBSIDIARIES*

Name	Jurisdiction of Incorporation or Organization
Nektar Therapeutics AL, Corporation	Alabama
Nektar Therapeutics UK, Ltd.	United Kingdom
Inhale Therapeutic Systems Deutschland GmbH	Germany

*	Includes subsidiaries that do not fall under definition of “Significant Subsidiary” as defined under Rule 1-02(w) of Regulation S-X.